VIA FACSIMILE
202.942.9533                                                                                                  May 13, 2005

Mr. Todd Sherman
Staff Accountant
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  NBTY, INC.
  FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004
  FILE NO. 1-31788

Dear Mr. Sherman:

        In accordance with our phone conversation, NBTY respectfully requests additional time to respond to the comment letter sent to us on April 26, 2005. The answers require review by our external auditors and legal counsel and, accordingly, we are unable to meet your 15-day deadline.

        We would propose to respond by May 31, 2005. We trust this meets with your approval.

                      Respectfully,

                      Harvey Kamil